

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 24, 2010

<u>VIA U.S. MAIL</u>

Changli Wang
Chief Executive Officer
Hollysys Automation Technologies Ltd.
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China 100096

  Re: Hollysys Automation Technologies Ltd.
    Form 20-F for the fiscal year ended June 30, 2009
    Filed September 30, 2009
    File No. 001-33602

Dear Mr. Wang:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Item 3. Key Information, page 5

Selected Consolidated Financial Data, page 5

1.   Please explain to us why you did not present the selected financial data for the five most
        recent fiscal years. We see that you presented selected financial data for all five years in
        your Form 20-F for the fiscal year ended June 30, 2008. Refer to Item 3.A of Form 20-F.

2.   We note you presented non-GAAP measures such as Non-GAAP Net Income, Non-
        GAAP Basic Earnings-Per-Share and Non-GAAP Diluted Earnings-Per-Share. However,
        we do not see where you have provided the disclosures required by Items 10(e)(1)(i)(B)
        (C) and (D) of Regulation S-K. Please explain to us and, to the extent you provide non-
        GAAP measures in future filings, revise your future filings to disclose the reasons why
        your management believes that presentation of these non-GAAP measures provide useful
        information to investors regarding your financial condition and results of operations. In
        addition, disclose the additional purposes, if any, for which your management uses the
        measures. Please describe how you calculate the non-GAAP earnings-per-share amounts
        and, by schedule or other clearly understandable method, please reconcile the numerator
        and denominator you use in that calculation to the amounts used in your GAAP earnings-
        per-share calculation.

Operating Results – Comparison of Fiscal Years Ended June 30 2009 and 2008, page 40

VAT Refunds and Government Subsidy, page 42

3.   We note the discussion that the refunds and subsidies were accounted for based on "hard
        evidence" that the operations of these companies were entitled to receive them. Please
        tell us and revise future filings to clearly describe and identify the criteria that must be
        met before you recognize the VAT refunds and government subsidies.

Income (loss) from Operations, page 42

4.   We note you included non-GAAP measures in this section, including for example,
        operating income excluding stock compensation expenses which amounted to $32.25
        million and operating income excluding stock compensation expenses as a percentage of
        total revenues which equaled 20.5% in fiscal 2009. You also present similar non-GAAP
        measures for the year ended June 30, 2008 which equaled $19.77 million and 16.3%,
        respectively. However, we do not see where you have identified the measures as non-
        GAAP, nor have you provided the disclosures required by Item 10(e)(1)(i) of Regulation
        S-K. To the extent you provide these or any other non-GAAP measures in future filings,
        revise your filings to provide the required disclosures, including (i) a reconciliation of

each non-GAAP measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; (ii) the reasons why your management believes that presentation of these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations; and (iii) the additional purposes, if any, for which your management uses the measures. Please provide us with the reconciliations and the disclosure you will include in future filings.

Inventories, page F-19

5.   We note that on January 1, 2009 you elected to change the costing method for purchased inventories previously accounted for on the weighted average basis to the first-in, first-out basis. We also note that you did not restate the prior periods as required by FASB ASC 250-10-45 (previously SFAS 154) because you concluded that the change did not result in a material cumulative difference or a material difference in any one reporting period. Please provide us with the materiality analysis on which you based that conclusion. In your analysis, quantify the effect of the accounting change for each period presented. In addition, tell us the amount of the cumulative effect of the accounting change which you recorded in the year ended June 30, 2009.

Goodwill and Impairment Test, page F-21

6.   We note that there was an impairment loss of $99,439 in the year ended June 30, 2008. However, we do not see where you provided the disclosures required by FASB ASC 350-30-50-3 (previously paragraph 47 of SFAS 142) which lays out the information to be presented in financial statements that include periods in which an impairment loss is recognized. Please revise your future filings to include all required disclosure relating to that impairment loss as well as any others you recognize in those periods.

        As appropriate, please revise your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Changli Wang
Hollysys Automation Technologies Ltd.
March 24, 2010
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant